UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pacific Aerospace & Electronics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

693758104

(CUSIP Number)

Greenwich Street Capital Partners II, L.P.
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932
Attn: Matthew C. Kaufman

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to who copies are to be sent.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No.: 693758104	Page 2 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSC Recovery II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON* PN

* Due to the Voting Agreement (defined herein) the entity identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 2 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSC Recovery II GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON PN

* Due to the Voting Agreement (defined herein) the entity identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 3 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSC RII, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON OO

* Due to the Voting Agreement (defined herein) the entity identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 4 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSC (NJ) Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON PN

* Due to the Voting Agreement (defined herein) the entity identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 5 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSC (NJ), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON CO

* Due to the Voting Agreement (defined herein) the entity identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 6 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSC Recovery, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON* CO

* Due to the Voting Agreement (defined herein) the entity identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 7 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Street Capital Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON PN

* Due to the Voting Agreement (defined herein) the entity identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 8 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP Offshore Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON PN

* Due to the Voting Agreement (defined herein) the entity identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 9 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Street Employees Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON PN

* Due to the Voting Agreement (defined herein) the entity identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 10 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON PN

* Due to the Voting Agreement (defined herein) the entity identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 11 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TRV Executive Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON PN

* Due to the Voting Agreement (defined herein) the entity identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 12 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Street Investments II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON OO

* Due to the Voting Agreement (defined herein) the entity identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 12 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP (NJ), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON PN

* Due to the Voting Agreement (defined herein) the entity identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 13 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Keith W. Abell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON IN

* Due to the Voting Agreement (defined herein) the individual identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 14 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alfred C. Eckert III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON IN

* Due to the Voting Agreement (defined herein) the individual identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 15 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert A. Hamwee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON IN

* Due to the Voting Agreement (defined herein) the individual identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 16 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard M. Hayden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON IN

* Due to the Voting Agreement (defined herein) the individual identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 17 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas V. Inglesby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON IN

* Due to the Voting Agreement (defined herein) the individual identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 18 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew C. Kaufman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON IN

* Due to the Voting Agreement (defined herein) the individual identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 19 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sanjay H. Patel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON IN

* Due to the Voting Agreement (defined herein) the individual identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 20 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christine K. Vanden Beukel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON IN

* Due to the Voting Agreement (defined herein) the individual identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

SCHEDULE 13D

CUSIP No.: 693758104	Page 21 of 32 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Wagner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 22,742,136* 0 16,124,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,742,136*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%*

14	TYPE OF REPORTING PERSON IN

* Due to the Voting Agreement (defined herein) the individual identified in Item 1 above may be deemed to be a member of the 13D Group (as defined herein) and therefore may be deemed to have shared voting power over the 13D Group Shares (defined herein).

          This Schedule 13D/A is being filed pursuant to Rule 13d-1(a)(1) of Regulation 13D-G of the General Rules and Regulations under the Exchange Act, on behalf of GSC Recovery II, L.P.; GSC Recovery II GP, L.P.; GSC RII, L.L.C., GSCP (NJ) Holdings, L.P.; GSCP (NJ), Inc.; GSCP Recovery, Inc.; Greenwich Street Capital Partners II, L.P.; GSCP Offshore Fund, L.P.; Greenwich Street Employees Fund, L.P.; Greenwich Fund, L.P.; TRV Executive Fund, L.P.; Greenwich Street Investments II, L.L.C.; GSCP (NJ), L.P.; Keith W. Abell; Alfred C. Eckert III; Robert A. Hamwee; Richard M. Hayden; Thomas V. Inglesby; Matthew C. Kaufman; Sanjay H. Patel; Christine K. Vanden Beukel and Andrew Wagner (collectively, the "Reporting Persons") to report each Reporting Person's beneficial ownership of greater than five percent (5%) of the common stock, par value $0.01 per share (the "Common Stock"), of Pacific Aerospace & Electronics, Inc. (the "Issuer") as a result of the acquisition by GSCP Recovery, Inc. of, among other things, an aggregate of 2,901,424 shares of Common Stock pursuant to that certain Securities Purchase Agreement (the "Purchase Agreement"), dated as of July 1, 2003, between Alliance Capital Management, L.P. ("Alliance") and GSCP Recovery, Inc. On March 19, 2002, M.W. Post Advisory Group, L.L.C. (the "MW Post Group Members"), holders of 6,617,430 shares of Common Stock, GSC Recovery II, L.P. and GSCP Recovery, Inc. entered into an agreement regarding, among other things, the manner in which their shares of Common Stock will be voted as to the election of members of the Board of Directors of the Issuer (the "Voting Agreement"). As a result of the Voting Agreement, the Reporting Persons and the MW Post Group Members may be deemed to be a group (the "13D Group") for purposes of Rule 13d-5(b)(1) under the Exchange Act. Accordingly, the 13D Group may be deemed to be the beneficial owner of the shares of Common Stock owned by each member of the 13D Group and each member of the 13D Group may be deemed to have shared beneficial ownership of the shares of Common Stock owned by each other member of the 13D Group.

ITEM 1. SECURITY AND ISSUER.

          This Statement on Schedule 13D/A (the “Schedule 13D/A”) relates to the Common Stock of the Issuer, a Washington corporation. The Issuer’s principal executive offices are located at 430 Olds Station Road, Wenatchee, Washington 98801.

ITEM 2. IDENTITY AND BACKGROUND.

           (a)          See Cover Pages, Item 1.

          Other members of the 13D Group, which are filing separately pursuant to Rule 13d-1(k)(2) under the Exchange Act, are the MW Post Group Members.

           (b)          The business addresses of each Reporting Person is as follows:

GSC Recovery II, L.P.
GSC Recovery II GP, L.P.
GSC RII, L.L.C.
GSCP (NJ) Holdings, L.P.
GSCP (NJ), Inc.
Greenwich Street Capital Partners II, L.P.
GSCP Offshore Fund, L.P.
Greenwich Street Employees Fund, L.P.
Greenwich Fund, L.P.
TRV Executive Fund, L.P.
Greenwich Street Investments II, L.L.C.
GSCP (NJ), L.P.
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932

GSCP Recovery, Inc.
Keith W. Abell
Alfred C. Eckert III
Robert A. Hamwee
Richard M. Hayden
Thomas V. Inglesby
Matthew C. Kaufman
Sanjay H. Patel
Christine K. Vanden Beukel
Andrew Wagner
c/o GSC Partners
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932

           (c)          The principal business or occupation of each Reporting Person is as follows:

           Greenwich Street Capital Partners II, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P., TRV Executive Fund, L.P. and GSC Recovery II, L.P. are Delaware limited partnerships which make investments for long-term appreciation. GSCP Offshore Fund, L.P. is a Cayman Islands exempted limited partnership which makes investments for long-term appreciation. GSCP Recovery, Inc. is a Cayman Islands corporation which makes investments for long-term appreciation. All of the outstanding capital stock of GSCP Recovery, Inc. is owned by Greenwich Street Capital Partners II, L.P., GSCP Offshore Fund, L.P., Greenwich Street Employees Fund, L.P., Greenwich Fund, L.P. and TRV Executive Fund, L.P. GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P. GSCP (NJ), L.P. is the manager of Greenwich Street Capital Partners II, L.P., GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P. GSCP (NJ), L.P. is also the manager of GSC Recovery II, L.P. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. GSC RII, L.L.C. is the managing member of GSC Recovery II GP, L.P. GSCP (NJ) Holdings, L.P. is the general partner of GSC RII, L.L.C.

           Each of Mr. Abell, Mr. Eckert III, Mr. Hamwee, Mr. Hayden, Mr. Inglesby, Mr. Kaufman, Mr. Patel, Ms. Vanden Beukel and Mr. Wagner is a managing member of Greenwich Street Investments II, L.L.C., a managing director, executive officer and shareholder of GSCP (NJ), Inc. and a limited partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P. Mr. Kaufman is also a director of the Issuer.

           (d)         During the past five (5) years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

           (e)         See Cover Pages, Item 6.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

          The consideration for the acquisition of the shares of Common Stock by GSCP Recovery, Inc. was $2,901.43 cash, paid to Alliance. GSCP Recovery, Inc. also purchased from Alliance $2,040,840.40 aggregate principal amount of the Issuer’s 10% Senior Subordinated Pay-in-Kind Notes due 2007 (the “PIK Notes”) for $97,098.57 cash.

ITEM 4. PURPOSE OF TRANSACTION.

          The Reporting Persons acquired the shares of Common Stock pursuant to the Purchase Agreement. As of the date of this Schedule 13D/A, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 as set forth below, except as disclosed herein and except that the Reporting Persons or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.

ITEM 4. State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the issuer;

f. Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(8)(4) of the Act; or

j. Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) See Cover Page 2, Items 11 and 13. GSC Recovery II, L.P. is the direct beneficial owner of 3,859,685 shares (15.6%) of Common Stock. In addition, as a result of the Voting Agreement, it may be deemed to be the beneficial owner of 18,882,451 shares of Common Stock beneficially owned by the other members of the 13D Group. Therefore, in the aggregate, it may be deemed to be the beneficial owner of 22,742,136 shares of Common Stock (the "13D Group Shares").

          See Cover Page 7, Items 11 and 13. GSCP Recovery, Inc. is the direct beneficial owner of 12,265,021 shares (49.5%) of Common Stock. In addition, as a result of the Voting Agreement, it may be deemed to have been the beneficial owner of 10,477,115 shares of Common Stock beneficially owned by the other members of the 13D Group. Therefore, in the aggregate, it may be deemed to be the beneficial owner of the 13D Group Shares.

           See Cover Pages 3-6 and 8-23, Items 11 and 13. Each of GSC Recovery II GP, L.P.; GSC RII, L.L.C., GSCP (NJ) Holdings, L.P.; GSCP (NJ), Inc.; Greenwich Street Capital Partners II, L.P.; GSCP Offshore Fund, L.P.; Greenwich Street Employees Fund, L.P.; Greenwich Fund, L.P.; TRV Executive Fund, L.P.; Greenwich Street Investments II, L.L.C.; GSCP (NJ), L.P.; Keith W. Abell; Alfred C. Eckert III; Robert A. Hamwee; Richard M. Hayden; Thomas V. Inglesby; Matthew C. Kaufman; Sanjay H. Patel; Christine K. Vanden Beukel and Andrew Wagner is the direct beneficial owner of no shares of Common Stock. As a result of the Voting Agreement and their relationship to GSC Recovery II, L.P. and GSCP Recovery, Inc. each may be deemed to be the beneficial owner of the 13D Group Shares.

          The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Pages is based upon the 24,779,209 shares of Common Stock outstanding as of March 14, 2003, as reported in the Issuer’s Proxy Statement pursuant to Section 14(a) of the Securities and Exchange Act of 1934.

           M.W. Post Advisory Group, L.L.C.'s has represented to the Reporting Persons that its investment advisory clients are the direct beneficial owner of 6,617,430 shares (26.71%) of Common Stock. M.W. Post Advisory Group, L.L.C. may be deemed to be the indirect beneficial owner of the 13D Group Shares.

          Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons and by the Other Holders, except to the extent of each Reporting Person's pecuniary interest in the Issuer's Common Stock.

          (b) See Cover Pages, Items 7 through 10. As a result of the Voting Agreement, each Reporting Person may be deemed to have shared power to vote, but not dispositive power, over the shares of Common Stock with each other member of the 13D Group.

          (c) Except as described in Items 4 and 6, none of the Reporting Persons has, during the past 60 days, engaged in any transactions in the Common Stock.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

PIK NOTES INDENTURE

          The PIK Notes were issued pursuant to an Indenture dated March 19, 2002 between the Issuer, the Guarantors (as defined therein) and the Bank of New York, as Trustee (the “Indenture”). The PIK Notes bear interest at a rate of 10% per annum, which, if the Automatic Conversion has not occurred on or before June 1, 2002, will increase to 14% per annum until the Automatic Conversion occurs. Interest on the PIK Notes is payable semi-annually in additional PIK Notes. The Issuer’s U.S. subsidiaries named in the Indenture executed a Subsidiary Guarantee, unconditionally guaranteeing the principal of, and premium, if any, and interest on the PIK Notes in accordance with the provisions of the Indenture. The PIK Notes are unsecured senior subordinated obligations of the Issuer and its U.S. subsidiaries.

          The PIK Notes mature in November 2007, but the Issuer may redeem the PIK Notes in full or in part at any time prior to the maturity date without penalty. Additionally, after the Issuer has indefeasibly repaid in full or otherwise fully discharged all of the obligations in respect of Senior Indebtedness (as defined in the Indenture), then upon the occurrence of a Change of Control (as defined in the Indenture), each holder of PIK Notes shall have the right, at such holder’s option, pursuant to an offer by the Issuer (the “Change of Control Offer”), to require the Issuer to repurchase all or any part of such holder’s PIK Notes (provided, that the principal amount of such PIK Notes must be $1,000 or an integral multiple thereof) on a date (the “Change of Control Purchase Date”) that is no later than 35 Business Days after the occurrence of such Change of Control at a cash price equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the Change of Control Purchase Date.

          The Indenture contains covenants of the Issuer including, without limitation, a limitation on Restricted Payments (as defined in the Indenture), a limitation on liens securing indebtedness, a limitation on dividends and other payment restrictions affecting subsidiaries, and limitations on transactions with Affiliates (as defined in the Indenture).

          The Indenture defines an “Event of Default” to include, among other things, (1) the failure by the Issuer to pay any installment of interest on the PIK Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days, (2) the failure by the Issuer to pay all or any part of the principal, or premium, if any, on the PIK Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price (as defined in the Indenture) or otherwise, (3) the failure by the Issuer or any Subsidiary (as defined in the Indenture) of the Issuer to observe or perform any other covenant or agreement contained in the PIK Notes or the Indenture and, the continuance of such failure for a period of 30 days after written notice, (4) specified events of bankruptcy, insolvency or reorganization under applicable bankruptcy laws in respect of the Issuer or any of its Significant Subsidiaries (as defined in the Indenture), (5) a default in any issue of Indebtedness (as defined in the Indenture) of the Issuer or any of its Subsidiaries with an aggregate principal amount in excess of $5.0 million (a) resulting from any payment default or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity, and (6) final unsatisfied judgments not covered by insurance aggregating in excess of $5.0 million, at any one time rendered against the Issuer or any of its Subsidiaries and not stayed, bonded or discharged within 60 days. Except as set forth in the Indenture, if an Event of Default occurs and is continuing, then in every such case (other than as specified in the Indenture), unless the principal of all of the PIK Notes shall have already become due and payable, either the Trustee (as defined in the Indenture) or the holders of at least 33.3% in aggregate principal amount of the PIK Notes then outstanding, by notice in writing to the Issuer, may declare all principal and accrued interest thereon to be due and payable immediately.

          The description contained in this Item 6 of the Indenture and the Subsidiary Guarantees are qualified in their entirety by reference to the full text of the Indenture and Subsidiary Guarantees which are incorporated by reference herein and included as Exhibits 2 and 4, respectively, hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Description

1.	Form of Global Preferred Stock Certificate.*

2.	Indenture dated as of March 19, 2002, among Pacific Aerospace & Electronics, Inc., as issuer, Aeromet America, Inc., Balo Precision Parts, Inc., Cashmere Manufacturing Co., Inc., Ceramic Devices, Inc., Electronic Specialty Corporation, Northwest Technical Industries, Inc., Pacific Coast Technologies, Inc., PA&E International, Inc., Seismic Safety Products, Inc. and Skagit Engineering & Manufacturing, Inc., each as guarantors, and U.S. Bank National Association, as trustee.*

3.	Global 10% Senior Subordinated Pay-In-Kind Note due 2007*

4.	Subsidiary Guarantee dated March 19, 2002 executed by Balo Precision Parts, Inc., Cashmere Manufacturing Co., Inc., Ceramic Devices, Inc., Electronic Specialty Corporation, Northwest Technical Industries, Inc., Pacific Coast Technologies, Inc., PA&E International, Inc., Seismic Safety Products, Inc. and Skagit Engineering & Manufacturing, Inc. in favor of the holders of 10g Senior Subordinated Pay-In-Kind Notes due 2007.*

5.	Joint Filing Agreement dated as of May 31, 2002 by and among the Reporting Persons.**

* Incorporated by reference from the filing on Form 8-K filed by the Issuer on April 3, 2002 with the Securities and Exchange Commission.

** Incorporated by reference from the filing on Schedule 13D filed by Greenwich Street Capital Partners II, L.P. et al. on May 31, 2002. with the Securities and Exchange Commission

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:      July 3, 2003

GSCP RECOVERY, INC. By: /s/ Matthew C. Kaufman Name: Matthew C. Kaufman Title: Managing Director

GSC RECOVERY II, L.P.

By:     GSC Recovery II GP, L.P.
             its general partner

By:     GSC RII GP, LLC
             its general partner

By:     GSCP (NJ) Holdings, L.P.,
             its sole member

By:     GSCP (NJ), Inc.
             its general partner

By:  /s/ Matthew C. Kaufman
       Name: Matthew C. Kaufman
       Title: Managing Director

GSC RECOVERY II, L.P.

By:     GSC RII GP, LLC
             its general partner

By:     GSCP, (NJ) Holdintgs, L.P.,
             its sole member

By:     GSCP (NJ), Inc.
             its general partner

By:  /s/ Matthew C. Kaufman
       Name: Matthew C. Kaufman
       Title: Managing Director

GSC RII, L.L.C. By: GSCP, (NJ) Holdintgs, L.P., its sole member By: GSCP (NJ), Inc. its general partner By: /s/ Matthew C. Kaufman Name: Matthew C. Kaufman Title: Managing Director

GSC (NJ) HOLDINGS, L.P. By: GSCP (NJ), Inc. its general partner By: /s/ Matthew C. Kaufman Name: Matthew C. Kaufman Title: Managing Director

GSC (NJ) INC. By: /s/ Matthew C. Kaufman Name: Matthew C. Kaufman Title: Managing Director

GREENWICH STREET CAPITAL PARTNERS II, L.P.
GSCP OFFSHORE FUND, L.P.
GREENWICH FUND, L.P.
GREENWICH STREET EMPLOYEES FUND, L.P.
TRV EXECUTIVE FUND, L.P.

By:     Greenwich Street Investments II, L.L.C.
             its general partner

By:  /s/ Matthew C. Kaufman
       Name: Matthew C. Kaufman
       Title: Managing Director

GREENWICH STREET INVSTMENTS II, L.L.C. By: /s/ Matthew C. Kaufman Name: Matthew C. Kaufman Title: Managing Director

GSC (NJ), L.P. By: GSCP (NJ), Inc. its general partner By: /s/ Matthew C. Kaufman Name: Matthew C. Kaufman Title: Managing Director

GSC (NJ), INC. By: GSCP (NJ) Holdings, L.P., its sole member By: /s/ Matthew C. Kaufman Name: Matthew C. Kaufman Title: Managing Director

Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Sanjay H. Patel, Christine K. Vanden Beukel and Andrew Wagner

By:  /s/ Andrew Wagner
       as Attorney-in-Fact*

By:  /s/ Matthew C. Kaufman
       as Attorney-in-Fact*

*Attorneys-in-Fact under Power of Attorney dated January 4, 2002 as filed with the SEC as Exhibit 7(L) to the Schedule 13D/A for Moore Corporation Limited filed by Greenwich Street Capital Partners II, L.P. et al. on January 7, 2002.

Andrew Wagner By: /s/ Andrew Wagner

EXHIBIT INDEX

Exhibit No.	Description

1.	Form of Global Preferred Stock Certificate.*

2.	Indenture dated as of March 19, 2002, among Pacific Aerospace & Electronics, Inc., as issuer, Aeromet America, Inc., Balo Precision Parts, Inc., Cashmere Manufacturing Co., Inc., Ceramic Devices, Inc., Electronic Specialty Corporation, Northwest Technical Industries, Inc., Pacific Coast Technologies, Inc., PA&E International, Inc., Seismic Safety Products, Inc. and Skagit Engineering & Manufacturing, Inc., each as guarantors, and U.S. Bank National Association, as trustee.*

3.	Global 10% Senior Subordinated Pay-In-Kind Note due 2007*

4.	Subsidiary Guarantee dated March 19, 2002 executed by Balo Precision Parts, Inc., Cashmere Manufacturing Co., Inc., Ceramic Devices, Inc., Electronic Specialty Corporation, Northwest Technical Industries, Inc., Pacific Coast Technologies, Inc., PA&E International, Inc., Seismic Safety Products, Inc. and Skagit Engineering &Manufacturing, Inc. in favor of the holders of 10% Senior Subordinated Pay-In-Kind Notes due 2007.*

5.	Joint Filing Agreement dated as of May 31, 2002 by and among the Reporting Persons.**

* Incorporated by reference from the filing on Form 8-K filed by the Issuer on April 3, 2002 with the Securities and Exchange Commission.

** Incorporated by reference from the filing on Schedule 13D filed by Greenwich Street Capital Partners II, L.P. et al. on May 31, 2002. with the Securities and Exchange Commission